Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

Acquisition of Shares by a Director and Persons Discharging Managerial Responsibility

The Company was notified on 17 September 2007 that on 17 September 2007, Hester Blanks acquired 24 ordinary shares in the capital of the Company for £5.80 per share through participation in the Company’s all-employee share incentive plan.

The Company was notified on 17 September 2007 that on 17 September 2007, Steve Driver acquired 24 ordinary shares in the capital of the Company for £5.80 per share through participation in the Company’s all-employee share incentive plan.

The Company was notified on 17 September 2007 that on 17 September 2007, Ken Hanna acquired 24 ordinary shares in the capital of the Company at £5.80 per share through participation in the Company’s all-employee share incentive plan.

Following this acquisition, Ken Hanna now has an interest in 623,540 shares (which includes two restricted share awards). He also has a conditional interest in a further 711,928 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

All transactions were carried out in London.

Contact:

H Blanks

Group Secretary

Tel: 020 7830 5183

18 September 2007